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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

[ ] Form 10-K           [ ] Form 20-F          [ ] Form 11-K     [X] Form 10-Q
[ ] Form N-SAR          [ ] Form N-CSR

FOR THE PERIOD ENDED JUNE 27, 2003
         [ ]  Transition Report on Form 10-K
         [ ]  Transition Report on Form 20-F
         [ ]  Transition Report on Form 11-K
         [ ]  Transition Report on Form N-SAR
         [ ]  Transition Report on Form 10-Q.
         [ ]  For the Transition Period Ended:___________

         NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: _____________

PART I - REGISTRANT INFORMATION

                           DAYTON SUPERIOR CORPORATION
                             Full Name of Registrant

                    7777 WASHINGTON VILLAGE DRIVE, SUITE 130
                      Address of principal executive office

                               DAYTON, OHIO 45459
                            City, State and Zip Code


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PART II - RULES 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. [ X ]

           (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

           (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

           (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

         State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period.

During the second quarter 2003 closing process, the Company determined that its income statement classification did not appropriately reflect EITF 00-10 "Accounting for Shipping and Handling Fees and Costs". EITF 00-10 requires that all shipping and handling costs billed to customers be recorded as sales and the actual costs incurred be recorded as a component of cost of sales. Prior to the second quarter of 2003, the Company netted its freight costs against freight revenue. As a result of adopting EITF 00-10, the Company's net sales and cost of sales will both increase by an equal amount to reflect the inclusion of shipping revenues and costs, but there will be no effect on the Company's gross profit, operating income, net income (loss), or cash flows. Extra time is required to restate prior quarters for this classification change.

PART IV - OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification:

                                THOMAS W. ROEHRIG
                      VICE PRESIDENT, CORPORATE ACCOUNTING
                           DAYTON SUPERIOR CORPORATION
                    7777 WASHINGTON VILLAGE DRIVE, SUITE 130
                               DAYTON, OHIO 45459
                          (937) 428-6360 EXTENSION 324
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         (2) Have all other periodic reports required under Section 13 or 15(d)
     of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify reports.

                  [X]  Yes                                      [ ] No

         (3) Is its anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                  [ ]  Yes                                      [X] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         DAYTON SUPERIOR CORPORATION has caused this notification to signed on its behalf by the undersigned hereunto duly authorized on this 12th day of August, 2003.

                           DAYTON SUPERIOR CORPORATION


                            By: \s\ Thomas W. Roehrig
                                Name: Thomas W. Roehrig
                                Title: Vice President, Corporate Accounting